ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 11, 2019

Robert Schmidt
T +1 617 951 7831
F +1 617 235 9425
BY EDGAR	robert.schmidt@ropesgray.com

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto and Mindy Rotter

Re:	Stone Ridge Residential Real Estate Income Fund I, Inc. (the “Fund”)

File Numbers: 333-232263; 811-23451

Dear Ms. Rossotto and Ms. Rotter:

On behalf of the Fund, we are transmitting for filing or will hereafter transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) under the 1933 Act to the Registration Statement on Form N-2, initially filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2019 (the “Registration Statement”) and previously amended by Pre-Effective Amendment No. 1 (“Amendment No. 1) filed on August 8, 2019.

Amendment No. 2 reflects changes made in response to comments of the SEC’s staff (the “Staff”) provided on October 2, 2019 on Amendment No. 1 to the Registration Statement (the “October 2nd Staff Comments”); the Staff’s comments provided on November 6, 2019 (the “November 6th Staff Comments”) on the Fund’s draft letter and prospectus responding to the October 2nd Staff Comments, which were submitted to the Staff on October 18, 2019; the Staff’s comments provided on November 26th, 2019 (the November 26th Staff Comments) on the Fund’s draft letter and prospectus responding to the November 6th Staff Comments, which were submitted to the Staff on November 11th, 2019; and the Staff’s comments provided on December 4th, 2019 and December 10th, 2019 on the Fund’s draft letter and prospectus responding to the November 26th Staff Comments, which were submitted to the Staff on November 27th, 2019. For the convenience of the Staff, the comments provided on December 4th, 2019 and December 10th, 2019 have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus or statement of additional information (“SAI”) are to those filed as part of Amendment No. 2. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 2. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Karen Rossotto, Esq.	December 11, 2019

Accounting Comments

1.

Staff Comment: Please supplementally describe if the Fund will make commitments, guarantees, or leasing arrangements to purchase or improve upon an investment property held directly or indirectly. Additionally, will the Fund enter into lending arrangements or make commitments for funding or guarantees or create lease obligations to any wholly owned or substantially owned subsidiaries or other investment vehicles or special purpose entities? Additionally, will any indebtedness incurred by the wholly owned subsidiaries be subject to the asset coverage requirements of Section 18 of the 1940 Act?

Response: The Fund does not anticipate making commitments, guarantees or leasing arrangements to purchase or improve investment properties held directly by the Fund or through 100% owned and controlled subsidiaries of the Fund. The Fund currently does not expect to hold properties directly (including through any 100% owned subsidiaries) and instead will generally pursue its investment objectives by investing in private investment vehicles that acquire, hold and operate properties. These private investment vehicles will be operated and administered by real estate operators that acquire, improve and manage single family rental properties in different geographic regions within the United States and the applicable operator or an affiliate thereof will act as the general partner or manager of such vehicle. As such, any arrangements related to the purchase or improvement of properties will be made by the general partner or manager of the applicable private investment vehicle on behalf of such vehicle. The Fund may from time to time agree upon an amount that it will invest in a private investment vehicle during a period of time. To the extent the Fund makes a firm commitment to invest in a private investment vehicle in the future, it will, to the extent then required by law, segregate sufficient assets such that such commitment will not be a senior security within the meaning of Section 18 under the 1940 Act.

The Fund does not expect to enter into lending arrangements or to make commitments for funding or guarantees or create lease obligations to any wholly owned or substantially owned subsidiaries or other investment vehicles or special purpose entities, except that it may commit to contribute capital for future investments in certain private investment vehicles as described in the preceding paragraph.

The Fund currently does not expect to have any 100% owned and controlled subsidiaries that will incur debt. If, however, the Fund in the future does have any 100% owned and controlled subsidiaries that incur debt, any such debt will be subject to the asset coverage requirements of Section 18 of the 1940 Act.

2.	Staff Comment: Please describe the Fund’s consolidation policies and practices regarding wholly owned and controlled subsidiaries.

Response: In all cases, the Fund will consolidate subsidiaries’ financials in accordance with Generally Accepted Accounting Principles (“GAAP”). To the extent the Fund has any 100% owned and controlled subsidiaries, the financial statements of any such subsidiary will be consolidated into the Fund’s financial statements.

Karen Rossotto, Esq.	December 11, 2019

3.	Staff Comment: Please describe the Fund’s policies and accounting practices with respect to those investments that include homes leased through traditional lease arrangements.

Response: The Fund does not expect to hold properties directly (including through any 100% owned subsidiaries) and instead will generally pursue its investment objectives by investing in private investment vehicles that acquire, hold and operate properties. It will account for its interest in such private investment vehicles in accordance with GAAP and applicable accounting guidance. The Fund does retain the flexibility to invest directly in properties in the future and, insofar as it holds any such interest through a traditional lease arrangement, it will account for such interests in accordance with GAAP and applicable accounting guidance.

4.

Staff Comment: This comment relates to the disclosure under “Prospectus Summary—Special Risk Considerations—Cost Overrun and Non-Completion Risk.” How will the Fund account for costs contemplated in this risk disclosure? Would they be included in “other expenses” and included the Fund’s fee table?

Response: Please see the Fund’s response to Staff comment 18 in the Fund’s draft letter to the Staff provided on November 11, 2019. The Fund currently expects to invest in properties only through private investment vehicles and currently does not expect to invest in individual properties directly (or through 100% owned subsidiaries). Accordingly, expenses related to individual properties are expected to be expenses of the private investment vehicles that own such properties, rather than expenses of the Fund, and will not be reflected in the Fund’s fee table. If at any time the Fund does own properties directly (or through 100% owned subsidiaries), any Fund expenses related to such properties will be reflected in the Fund’s fee table to the extent required by Form N-2.

5.

Staff Comment: The Fund’s August 8th response letter included a disclosure revision that added the following sentence in the context of a discussion about properties directly held by the Fund or a subsidiary:

The real estate operator or its affiliate typically continues to manage the property under a property management agreement with the Fund and collects and processes rental incomes when due and pays such income to the Fund, less any property management fees assessed against the Fund.

Please confirm supplementally that the “property management fees” referenced here will be reflected in the Fund’s fee table.

Response: For any properties directly held by the Fund or through a 100% owned and controlled subsidiary of the Fund, the Fund will include the property management fees referenced in the disclosure in the Fund’s fee table.

Karen Rossotto, Esq.	December 11, 2019

General Comment

6.

Staff Comment: The Staff notes that the Fund has revised the disclosure under “Subsequent Fund” on the prospectus cover to indicate that investors must affirmatively “opt in” to invest dividends and distributions in Subsequent Funds. To the extent possible, please further revise this disclosure to clarify this arrangement and the associated mechanics.

Response: The Fund has revised the referenced disclosure as shown below (marked to show changes against the draft disclosure most recently provided to the Staff on November 27, 2019). Conforming changes have been made where applicable throughout the prospectus.

Subsequent Fund. The Adviser intends to launch a series of non-diversified, closed-end management investment companies with investment objectives, policies and strategies substantially similar to those of the Fund (each such fund, a “Subsequent Fund”). The Adviser expects each Subsequent Fund to be a Maryland corporation electing to be taxed as a REIT for U.S. federal income tax purposes and to have an interval fund structure similar to that of the Fund pursuant to which such Subsequent Fund will conduct annual repurchase offers. The Adviser intends to launch the first Subsequent Fund following the expiration of the Subscription Period of the Fund, and such Subsequent Fund is expected to continuously offer its shares during a subscription period of approximately two years and is then expected to close to new investment. The Adviser intends to repeat this process such that at any time following the expiration of the Subscription Period of the Fund or a Subsequent Fund, there will be only one Subsequent Fund open to new investment. Dividends and capital gains distributions on your Shares will be automatically reinvested in the Fund during the Subscription Period. After the Subscription Period, it will no longer be possible for you to reinvest dividends and capital gains distributions in the Fund ~~dividends and capital gains distributions will be paid in cash, but you may be given the opportunity to elect to automatically invest such distributions in a Subsequent Fund, if a Subsequent Fund is available for investment at that time, by notifying the Fund’s transfer agent, U.S. Bancorp Fund Services, LLC (the “Transfer Agent”) or your financial intermediary.~~ However, following the Subscription Period, you may be given the opportunity to elect to have all dividends and capital gains distributions automatically invested in a Subsequent Fund, to the extent a Subsequent Fund is available for investment at the time of such dividend or distribution. The Fund expects that you will receive written notice of any opportunity to exercise such election and that such election may be exercised by notifying the Fund’s transfer agent, U.S. Bancorp Fund Services, LLC (the “Transfer Agent”) or your financial intermediary. It is expected that such an election, if exercised, would apply to all future dividends and capital gains distributions to which an investor is entitled until such time as such Subsequent Fund is no longer available for investment, unless such investor revokes such election. If at any time after the expiration of the Subscription Period there is no Subsequent Fund open to new investment, you will receive dividends and capital gains distributions in cash. See “Certain Federal Income Tax Considerations” and “Dividend Reinvestment Plan” below for additional information

Karen Rossotto, Esq.	December 11, 2019

regarding dividends and distributions and a discussion of the federal income tax treatment of reinvestment of dividends. The Adviser may decide not to launch any such Subsequent Fund or may modify the subscription period of any such Subsequent Fund in its sole discretion. ~~If at any time after the expiration of the Subscription Period there is no Subsequent Fund open to new investment, you will receive dividends and capital gains distributions in cash.~~

*            *             *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 951-7831.

Very truly yours,

/s/ Robert Schmidt

Robert Schmidt

cc:	Xiao Zhu, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC
Elizabeth J. Reza, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP

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